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                                                                     Exhibit 8.2


                              DEWEY BALLANTINE LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092



February 16, 1999

N2K Inc.
55 Broad Street
New York, NY 10004

Ladies and Gentlemen:

     We have acted as special counsel to N2K Inc., a Delaware corporation ("N2K") in connection with the proposed transaction (the "Merger") contemplated by the Agreement and Plan of Merger dated as of October 22, 1998 (the "Merger Agreement") among N2K, CDnow, Inc., a Pennsylvania corporation ("CDnow"), and Exit 8 Holding Company, a newly-formed Pennsylvania corporation ("CDnow/N2K"). In the proposed transaction, a wholly-owned first-tiered subsidiary of CDnow/N2K (the "CDnow Merger Sub") will be merged with and into CDnow (the "CDnow Merger") and a wholly-owned first-tiered subsidiary of CDnow/N2K (the "N2K Merger Sub") will be merged with and into N2K (the "N2K Merger"). In that connection, we have participated in the preparation of a registration statement under the Securities Act of 1933 on Form S-4 (the "Registration Statement"), including a Joint Proxy Statement/Prospectus of N2K and CDnow dated February 16, 1999 (the "Proxy Statement").

     You have requested our opinion as to the material federal income tax consequences to holders of shares of N2K common stock ("N2K Common
Stock"). Our opinion only addresses holders of N2K Common Stock that hold their shares as capital assets and does not address all aspects of federal income taxation that may be important to such holders in light of their particular circumstances. Further, our opinion does not address all aspects of federal income taxation that may be applicable to holders subject to special rules, such as: (i) holders who are not United States persons; (ii) financial institutions; (iii) tax-exempt organizations; (iv) insurance companies; (v) dealers or brokers in securities; (vi) holders who held their stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or
(vii) holders who acquired their N2K shares pursuant to the exercise of employee stock options or otherwise as compensation. Further, our opinion does not address the federal income tax consequences of the Mergers to holders of N2K Common Stock that also hold a contractual right to require N2K to repurchase their stock.

     In rendering our opinion, we have examined the Merger Agreement, the Registration Statement, the Proxy Statement, representation letters of CDnow and N2K dated today which have been delivered to us for purposes of this opinion (the "Officer's Certificates"), and such other documents and corporate records as we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assumed (i) the Mergers will be consummated in the manner contemplated in the Proxy Statement and in accordance with the provisions of the Merger Agreement, (ii) the statements concerning the Mergers set forth in the Proxy Statement are accurate and complete, (iii) the representations set forth in the Officer's Certificates are accurate and complete and (iv) any representations in the Officer's Certificates that are qualified by the phrases "to the best of the knowledge," "has no knowledge," or similar such phrases are, in each case, correct without such qualification.
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     On the basis of and subject to (i) the accuracy of the statements and representations contained in the materials referred to above and the above assumptions and (ii) our considerations of such other matters as we have deemed necessary, our opinion of the material federal income tax consequences to certain holders of N2K Common Stock under present law is as follows:

     . The N2K Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and/or, taken together with the CDnow Merger, as a transfer of property to CDnow/N2K by holders of N2K Common Stock described in
          Section 351 of the Code;

     . Holders of N2K Common Stock who exchange their N2K Common Stock solely for NewCo common stock in the N2K Merger will not recognize gain or loss for federal income tax purposes with respect to the exchange, except with respect to cash received in lieu of fractional shares;

     . The aggregate tax basis of CDnow/N2K Common Stock received by an N2K shareholder as a result of the N2K Merger will be the same as the shareholder's aggregate tax basis in the N2K common stock surrendered in the exchange reduced by any such tax basis allocable to fractional shares for which cash is received;

     . The holding period of the CDnow/N2K Common Stock held by former N2K shareholders as a result of the exchange will include the period during which the shareholder held the N2K Common Stock exchanged; and

     . A holder of N2K Common Stock who receives cash in lieu of a fractional share of interest in CDnow/N2K common stock should be treated as having received such fractional shares pursuant to the N2K Merger and then as having exchanged such fractional shares for cash in a redemption by CDnow/N2K. The cash payment should be treated as a distribution in payment for the fractional interest deemed redeemed under Section 302 of the Code, with the result that the holder should generally recognize gain or loss for federal income tax purposes on the deemed redemption in an amount equal to the difference between the amount of cash received and the portion of the tax basis of the share of N2K Common Stock allocable to the fractional share interest. This gain or loss generally will be capital
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          gain or loss and will be long-term capital gain or loss if the share of N2K Common Stock exchanged has been held for more than one year at the closing of the Mergers.

You have not requested, and we do not express, an opinion concerning any other tax consequences of the Mergers.

     Our opinion expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed in our opinion, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that our opinion if contested, would be sustained by a court. Furthermore, the authorities upon which we rely are subject to change either prospectively or retroactively, and any change in such authorities, or any variation or difference in the facts from those on which we rely and assume as correct, as set forth above, might affect the conclusions stated in our opinion.

     Our opinion is not to be used, circulated, quoted or otherwise referred to for any purposes without our express written permission. We hereby consent to the filing of our opinion as an exhibit to the Registration Statement and to the reference to us in the section captioned "The Merger -- Material Federal Income Tax Consequences" in the Proxy Statement constituting a part of the Registration Statement. In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,


\s\ DEWEY BALLANTINE LLP